Exhibit 99.1

FINAL TRANSCRIPT

Conference Call Transcript

SVU - SUPERVALU Announces Agreement to Acquire Total Logistics, Inc.

Event Date/Time: Jan. 05. 2005 / 10:00AM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Yolanda Scharton

SUPERVALU - Investor Contact

Jeff Noddle

SUPERVALU - Chairman, President, CEO

Pam Knous

SUPERVALU - EVP, CFO

Mike Jackson

SUPERVALU - EVP, President & COO of Distribution

CONFERENCE CALL PARTICIPANTS

Simeon Gutman

Goldman Sachs - Analyst

Meredith Adler

Lehman Brothers - Analyst

Seth Reuter

Merrill Lynch - Analyst

Jason Whitmer

FTN Midwest Research - Analyst

Eric Larson

Piper Jaffray - Analyst

Ajay Jain

UBS Warburg - Analyst

Chuck Cerankosky

Keybanc Capital Markets/McDonald - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to this morning’s SUPERVALU conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded. I will now turn the call over to Ms. Yolanda Scharton. Ms. Scharton, you may begin.

Yolanda Scharton - SUPERVALU - Investor Contact

Good morning, everyone, and thank you for joining us on such short notice. As usual, this conference call is also available on our Web site at www.SUPERVALU.com.

Today, we have several executives to speak to you about our news. We have Jeff Noddle, SUPERVALU’s Chairman and CEO, Pam Knous, Corporate Executive Vice President and Chief Financial Officer, and Mike Jackson, Executive Vice President and President and Chief Operating Officer of Distribution.

We made an important announcement after the close of the market yesterday and as you can imagine, we have multiple constituencies to brief. Therefore, our prepared comments will be relatively short so we can take some questions. However, we ask you that you confine your questions to yesterday’s announcement, and as you are aware, we will hold another conference call next week in conjunction with our third-quarter earnings release and we will present a full review of our third-quarter results at that time.

Before proceeding further, I must preface our comments with a Safe Harbor statement. The information presented and discussed today includes forward-looking statements which are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The risks and uncertainties related to such statements are detailed in our fiscal 2004 10-K, as well as last night’s news release.

After today’s call, as always, I will be available for additional questions. Now, I’d like to turn things over to Jeff Noddle. Jeff?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Good morning to everyone. We’re very pleased to share with you news that we believe gives SUPERVALU a significant position in third-party logistics. As the news release states, we have signed an agreement to initiate a tender offer for the outstanding shares of Total Logistics Incorporated, a recognized leader in third-party logistics services. This company, in our view, provides the platform for SUPERVALU to take center stage in the growing market for third-party logistics services. Our aim is to leverage Total Logistics’ infrastructure, systems capabilities and management to fully capitalize on this supply-chain opportunity.

They bring a full suite of logistics solutions to current and prospective customers not only in the food business but in other industries as well. We bring a legacy of expertise in food distribution, extensive retail savvy and the resources of a $20 billion company to the table. Combined, this creates tremendous opportunities for both companies. This pending acquisition reflects our serious commitment to our third-party logistics business.

As we combed through potential acquisition targets, Total Logistics Incorporated was a clear leader. We approached them because they met our initial screening criteria for acquisitions. The more we learned, the more we liked the company. This is a highly esteemed, growing business to which SUPERVALU can add resources in order to expand our national footprint as a third-party logistics provider.

It might be interesting to note the scope of the logistics opportunity. According to studies by supply-chain management consulting firm Armstrong and Associates, 80 percent of the Fortune 500 companies outsource some part of their supply-chain. Armstrong finds that this — that the nation’s largest companies annually spend $62 billion on third-party logistics services. In fact, corporations such as Ford, General Motors and Hewlett-Packard, each use 25 or more third-party logistics providers. According to another study by the Harvard Business Review entitled “The 21st Century Supply Chain”, managing the balance between maximum availability of product and minimum inventory is one of a handful of truly critical factors in the success of business today and tomorrow. This represents an opportunity on which SUPERVALU and Total Logistics, in partnership, are uniquely qualified to capitalize on.

Our due diligence has taught us that Total Logistics has an impressive array of logistics services, a proven management team, and a blue-chip customer base. They possess a strong entrepreneurial spirit that we intend to nurture, and it also represents a great cultural fit with SUPERVALU.

Now, I will turn this call over to Pam Knous to discuss the actual transaction. Pam?

Pam Knous - SUPERVALU - EVP, CFO

Thank you, Jeff, and good morning.

Total Logistics Inc. is a NASDAQ-listed company with approximately 5.7 million fully diluted shares outstanding. We are offering an all-cash price of $28.50 per share to the common shareholders. The aggregate transaction value is approximately 233 million, including assumed debt at closing of approximately 68 million, and transaction expenses. To fund this transaction, we will utilize available cash balances.

In terms of the tender offer itself, Total Logistics, Inc. shareholders will receive tender-offer documents within the next five business days. The tender offer is conditioned on 75 percent of the shares being tendered on a fully diluted basis. The Total Logistics Inc. board holds approximately 70 percent of the shares, on a fully diluted basis, of the company. The Board of Directors of both SUPERVALU and Total Logistics have voted unanimously in favor of this combination. The Total Logistics Board of Directors has voted to recommend that the Total Logistics shareholders tender their shares pursuant to the offer. As is typical, the acquisition is subject to regulatory approval. However, we view this as a straightforward deal. We expect the transaction to close in early February.

In terms of Total Logistics’ financials, the company’s publicly reported results for the first nine months of calendar 2004 were as follows — revenues of $253 million, up 25 percent over the prior year nine-month period; EBITDA of $15.6 million or 6.2 percent of revenues, up 24 percent from the prior year; net earnings of $5.1 million, up 92 percent from the prior year.

EBITDA figures for Total Logistics were calculated from their public documents using earnings before interest and income taxes, plus depreciation and amortization expense.

Over the past several years, Total Logistics has delivered impressive results by generating significant new customer momentum that has expanded its business base. In 2004, dedicated facility projects have become Total Logistics’ biggest growth driver. These projects are generally based on a cost pass-through plus management fee arrangements. Total Logistics’ approach to dedicated facilities management is a capital-efficient business model, growing through services provided rather than activities requiring high capital or asset intensity. Their success in this area has significantly increased their profile in supply-chain management. Of note, 15 of their approximately 30 facilities are dedicated to customer contracts that are under lease arrangements with terms consistent with the related service contract. For the nine months ended in September, more than 60 percent of their year-over-year revenue growth came from new, dedicated facility projects.

A few examples of their progress during their third quarter were — in July, they commenced operations of a dedicated dry distribution center with Campbell’s Soup Company. In July, they also commenced operations of a dedicated dry and refrigerated distribution center with Kraft Foods. In September, they started up a new, dedicated refrigerated distribution center with a Fortune 100 company.

Zero Zone also has strong business momentum. For the first nine months of 2004, their revenue growth approximated 20 percent and was driven by increased customer orders and new product introductions. I might add here that SUPERVALU is a customer of Zero Zone. In fact, we are installing some of their products in a new Farm Fresh store as we speak. Zero Zone is regarded in the refrigeration and frozen equipment — is highly regarded, excuse me. Zero Zone is highly regarded in the refrigeration and frozen equipment and energy-efficient systems arenas. At the end of the nine months, Total Logistics, Inc. reported total sales of approximately 152 million, of which 41 percent represents fixed assets utilized primarily in the refrigerated warehousing business.

From a rent-expense standpoint, we will be assuming approximately $15 million of annual rent expense, of which approximately 10 million is associated with their transportation assets.

Our analysis indicates that, for the first full fiscal year that we own Total Logistics, which would be for SUPERVALU’s 2006 year ended February 25, 2006, the acquisition is expected to be slightly accretive to our earnings.

Now, Mike Jackson will give you more information on why we are so excited about making this company part of SUPERVALU. Mike?

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

Thanks, Pam. Yes, we are excited about the potential we will gain from acquiring Total Logistics, Inc.

Let me begin by taking you back to the strategic plan we developed for SUPERVALU’s third-party logistics business several years ago. At that time, we sought to leverage the proprietary competencies we’ve developed in both retail operations and product logistics management into a robust supply-chain offering. We knew we could grow organically, and we were pleased with our organics efforts to date but acquisitions were always identified as a means to quickly gain scale and scope.

Total Logistics, Inc. meets all of our criteria. Here are several of the reasons. There’s a skilled management team in place, one that has been together for many years. The team also has an extensive number of years dedicated to third-party logistics, an enviable client list representing many of the top 100 companies in the United States, spanning a number of industries and geographies, a broad suite of services, specifically end-to-end supply-chain solutions, including warehouse management, transportation, procurement, contract manufacturing and logistics engineering and management services, and a strong track record of innovation and growth, as Pam has just detailed for you, which includes the recent successes of seven new long-term dedicated facility projects in the first nine months of 2004.

As the news release states, Total Logistics, Inc. is the Milwaukee-based parent company of two wholly-owned subsidiaries. Total Logistics Control, or TLC, is a third-party logistics business. It is headquartered in Zeeland, Michigan, about 25 miles from Grand Rapids, and accounts for the majority of the company’s revenues.

Here’s a snapshot of their capabilities. In warehousing, they manage more than 30 facilities representing about 57 million cubic feet of refrigerated capacity and more than 3 million square feet of dry warehouse space for a variety of customers, including General Mills and Sara Lee. In logistics engineering and management services, they are proficient in all supply chain disciplines, serving companies such as Diageo, Sherwin-Williams, and Collins & Aikman. TLC also offers contract manufacturing, which encompasses custom production, cold-packing and facility management services for customers including Kellogg’s and Diageo, along with capabilities for cost savings through competitive sourcing, contract negotiation and improved inventory management.

In transportation management services, they have dedicated fleets of 435 tractors and approximately 825 refrigerated and dry trailers that include five maintenance facilities. TLC has customized equipment for specific applications, including multi-temperature loads. Their clients include Dean Foods, Campbell’s and Delphi.

TLC has a proven track record of innovation and expertise in creating efficient logistics systems. The company was the first commercial public warehouse in the country to offer customers online inventory management, the first to provide scheduled pool distribution, and the first to blend multi-temperature warehousing, transportation and information services into a single-source solution. TLC’s end-to-end supply-chain service offering is unmatched among logistic service providers.

Total Logistics’ other business unit, Zero Zone, is headquartered in North Prairie, Wisconsin and has more than 40 years of proven expertise in manufacturing, refrigerated and frozen displays for grocery, convenience stores dollar and drugstore chains. In addition, the company produces refrigeration systems and racks to power and control the refrigeration systems, electrical panels and standby power for both retail and industrial applications. With an enviable client list including Eckerds, Walgreens and, as Pam mentioned, SUPERVALU’s own retail stores, the company is known as a pioneer for innovations like improved case lighting and energy efficiency. This is also a successful operation with a strong performance.

Upon successful completion of the acquisition, both Total Logistics, Inc. businesses will continue to operate under the identities they have established in the marketplace. Our top priority is to determine how we can best work together to harness the power of our combined workforces and capabilities.

The President of TLC is Bob Koerner. Zero Zone is led by President Jack Van Der Ploeg. We look forward to working with these two seasoned executives who have been an integral part of Total Logistics’ success to take Total Logistics, Inc. to the next level.

Now, I’ll turn it back to Jeff for some closing comments. Jeff?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Thanks, Mike. We are obviously very excited about the potential that this merger holds. We’re confident that the addition of Total Logistics into SUPERVALU will give us an expanded platform and infrastructure that will allow us to fully realize the growth potential for this business.

Before I open it up for questions, I would like to acknowledge an important milestone for SUPERVALU. In 2005, we will celebrate our 135th anniversary. We chose to celebrate this accomplishment around the theme of 135 years of fresh thinking. By the way, in that regard, a week from Friday, on Friday, January 14, SUPERVALU will be ringing the closing bell at the New York Stock Exchange. What that signifies in our minds is SUPERVALU has long been not only 135 years of fresh thinking but has long been an innovator and will continue to creatively approach both opportunities and challenges. We believe this transaction exemplifies that fresh thinking in action — SUPERVALU recognizing the vital role that efficient supply chains will have on companies in the future and seizing the opportunity to take a significant position in third-party logistics.

Operator, now we will be happy to take the questions.

QUESTION AND ANSWER

Operator

Thank you. We will now begin the question-and-answer session. (OPERATOR INSTRUCTIONS). John Heinbockel from Goldman Sachs is online with questions.

Simeon Gutman - Goldman Sachs - Analyst

Hi, this is Simeon Gutman on behalf of John. Jeff, I know it’s early but what are your initial thoughts in terms of integrating Advantage Logistics and Total Logistics? Can you answer that in the context of people and facilities?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

I’m going to let Mike Jackson answer that.

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

Simeon, it is early, so thanks for acknowledging that, but our strategy at this point is to migrate the customer base from our Advantage Logistics operation into Total Logistics. Total Logistics will be our platform, will be our identity moving forward, so in a very careful and planful process, we will migrate that customer base and the people into the TLC organization, and that will be our entity, moving forward.

Simeon Gutman - Goldman Sachs - Analyst

Okay. Just to follow up on Zero Zone, can you guys talk about some of the synergies you see between that business and I guess core SUPERVALU, and I guess how logical in general is it for you to be in it longer term?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Zero Zone represents a very unique opportunity. As identified, they have a very important niche product line. We are a customer of Zero Zone, as has been acknowledged, as are many other companies. We have some very interesting ideas where we might strategize that business in the future, but you know as always, we hold open to all possibilities for that. But we think it’s a very unique business. We’re going to learn more about it; we’re going to learn more about the customer base and we think that we have some synergies to bring to them and some ideas and energies. We will be pursuing those certainly over the first year of the transaction.

Simeon Gutman - Goldman Sachs - Analyst

So at least in the near term, it’s fair to say you’ll probably hold onto that business.

Jeff Noddle - SUPERVALU - Chairman, President, CEO

I think that’s correct.

Operator

Meredith Adler from Lehman Brothers.

Meredith Adler - Lehman Brothers - Analyst

Yes, one of my questions is, will there be — you haven’t really talked about whether there are some synergies. I don’t know how big the overhead at Advantage is, but is that what gets you to the accretion you see for next year — is just combining some overhead functions?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Meredith, this is Jeff. There are some synergies; they are not vast synergies between because frankly we didn’t have much of an overhead infrastructure for Advantage Logistics. We carefully developed that and used a lot of our internal resources and you know — so we do not have a lot of direct synergies between the companies. What we do have, though, that I would like to call it is synergies of opportunity. The fact that you put SUPERVALU together with a leading logistics provider opens up a vast array of opportunities and synergies in that regard.

The accretion comes from several things. It comes from obviously the TLC and Zero Zone earnings, the growth rates that they are running in those earnings, and our using available cash to do so. There are some minimal synergies — cost synergies that are included, but they are rather minor to the opportunities.

Meredith Adler - Lehman Brothers - Analyst

Okay. Then is it fair to say that everything you’ve talked about before about the third-party logistics business strategically just is why you are doing this acquisition?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Yes. Meredith, you know, we’ve been talking before about four years about this. We think one of the great competencies of SUPERVALU that’s been developed over this vast period of time has been what I would call today supply chain capability. We’ve been centered on the food industry, obviously, but we’ve said for some time that we think that we have competencies and systems and processes that would be very meaningful in a broader sense, in a logistics business, in the logistics industry. The logistics industry itself is rather fragmented in terms of the number of companies and the number of expertises that they have in technologies. We’ve said for some time that we would likely look at a long-term strategic partner in this business to give us more size and scale and scope. TLC fits that. We think this is a long-term return-on-invested-capital story for SUPERVALU. We have been saying that again for about four years. Although we are obviously investing some capital to give us this platform and to broaden our base in this business, this is a long-term return-on-capital focus for SUPERVALU. We’ve been able to do that in our organic growth in the short term with Advantage Logistics. Now putting this together, we think we have a very important long-term story here. So this is very strategic and this is no different than what we said we would do even as long ago as four years ago.

Meredith Adler - Lehman Brothers - Analyst

I have to admit I’m a little bit confused because it’s not a business I understand all that well but do —?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

We will teach you before it’s over, Meredith!

Meredith Adler - Lehman Brothers - Analyst

But do you believe that you have competencies that would be incremental to the competencies that Total Logistics has?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Yes, I do. I think we have significant stakes in the food industry and competencies and relationships and systems and processes and proprietary information that we use, such as what we do to serve Kroger and other people. Adding to that a real suite of services that TLC adds to it, this could be a very important long-term logistics business. That’s the vision we saw some years ago and that’s the strategy that we continue to implement today.

Meredith Adler - Lehman Brothers - Analyst

Thank you very much.

Operator

Monica Aggarwal from Merrill Lynch is online with a question.

Seth Reuter - Merrill Lynch - Analyst

Hi, this is Seth Reuter for Monica Aggarwal. Could you just remind us what the size and probability of your existing advantage logistics business is?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

I think it’s (indiscernible), right? Is that what I heard? (multiple speakers). We have not broken out the Advantage Logistics as a separate item, so it has always been part of our distribution business, as will this business be, going forward. Needless to say, this is a vast increase in volume and EBITDA for us in that business, but we’ve not broken those out separately.

Seth Reuter - Merrill Lynch - Analyst

Just a quick follow-up question, thank you. Are there any upfront investments that you expect to put into this business that you just bought?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Mike, do you want to answer that? I don’t believe there’s anything.

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

There’s not, Jeff. This is a fully functional business. You heard the success that it has enjoyed. It has been well-funded. The assets are in good shape; there are no upfront investments that need to be made.

Operator

Jason Whitmer from Fountain Midwest research is online with a question.

Jason Whitmer - FTN Midwest Research - Analyst

Most of my questions have been asked, but Jeff, what would you say is the primary difference here between your two combined functions? How long would it be before you can market a complete package? It seems like Total Logistics already has a package available in it. The primary asset in the dedicated facilities — are you going more after the manufacturers or the retailers going forward?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Jason, as always, that was a very complete question! In terms of whom we will go after, let me back up. First of all, I would hope that within six months that we would really be marketing ourselves as combined entities. I think that’s very possible. Remember, we did not have a lot of infrastructure specific to Advantage Logistics, so what we have can be incorporated I think very smoothly into TLC. TLC has a significant stake already with food manufacturers. I think we can enhance that stake and really leverage some capabilities in that regard.

There are retailers that we’ve been in discussion with; we’ve had many strategic discussions in Advantage Logistics that now will forward into TLC in terms of what even further capabilities TLC can add to the proposals that we and the dialogues that we’ve been having with many, many retail companies and other companies.

I think the real exciting — the most exciting part, I think for me particularly, is that they have stakes and other industries, which we’ve said for some time. We think that our discipline, our basis-point mentality that comes out of the food business could be well-served in supply chain activities in other industries. This gives us a very fast inroad into dialogues in other industries.

So I would say very quickly we will be marketing ourselves as one entity. As I said, there’s not a lot to put together in that regard. I think you will see us concentrating on not only in the food business but I think you’ll see us expanding more rapidly, possibly, in other industries. This now gives us the supply chain entity by which to have a lot of credibility probably sooner than we would have had developing organically over more time.

Operator

Eric Larson from Piper Jaffray is online with a question.

Eric Larson - Piper Jaffray - Analyst

Good morning, everyone. Market opportunity I think is very large. Obviously, you’ve got customers in CPG and you can go elsewhere with a lot of this. What is the size of the market in dollar terms? Maybe you answer that by what percent of let’s say budgets does a Kellogg’s for example spend on these types of logistic functions? What are some of the dynamics of the model?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Well, I don’t have specific numbers to give you, Eric. I mentioned earlier that the Fortune 500 companies do, like, some $60-some billion worth of outsourcing logistic services from one of the studies. What we have found, though, Eric, is companies like Kellogg’s — and I don’t have their specific number nor would I give out their numbers — but what we’ve found is it is more significant in these companies than we thought when we first started looking at these businesses. In the case of Kellogg’s, they actually outsource some light manufacturing through TLC, and that’s the case with Diageo as well. There were more activities and more outsourcing and more revenues being delivered into the logistics industry than we had thought from many of these companies.

Do keep in mind that revenue recognition here is a little bit different in the sense that you are looking at net revenue. In other words, when we operate a warehouse, for example, and lease out goods, we of course report the revenue for the full-scale of the value of the goods. In the logistics industry, they’re really net numbers which you’re really only charging for your services and what those revenues generate, not the products themselves, in most cases. In some limited cases, that could be different but in most cases, it’s true. So the revenue is, in my view, not as good an indicator as your return on capital and EBITDA rates and those kinds of things.

To generally answer your question, Eric, it’s a vaster opportunity than we ever thought and that’s what has encouraged us to do a transaction such as this.

Eric Larson - Piper Jaffray - Analyst

Great. I will follow-up with some of the more specific capabilities because I have some real specific questions on some of that. The final question is, who will be your main competitors in here? I know that Oracle has been working on packages similar to this. Would those be the types of companies that you would compete with on third-party logistics?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Mike, I’m going to ask you to try to take that one.

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

Yes, Eric, it’s a broad array of people. Many of the people in the third-party logistics business are proprietorships or family companies, names like DSC out of Chicago, GENCO out east, NFI out east. (indiscernible), Osborne (indiscernible); these are some of the names that are out there, so it’s a broad variety of competitors — but as I think was pointed out earlier by one of the speakers, a very fragmented industry and that’s what makes it attractive to us. We see the opportunity here to be a consolidator.

Jeff Noddle - SUPERVALU - Chairman, President, CEO

I would just add, Eric, you recently had a merger of Tibbett in Britain and Exel logistics, two UK companies that operate all over the world. They are rather large, multifaceted businesses. Their success in the U.S. has been rather limited, at least Tibbett in Britain. And as Mike pointed out, it’s really a very fragmented, small — medium to small sized companies with particular competencies in certain industries or competencies in certain geographies or certain niches within the logistics industry. We think we’re going to take a broad, strategic view of this, and we very well could be a consolidator of sorts in this kind of business, but it’s very early in the strategy for that outcome.

You mentioned Oracle. Obviously, Oracle is a system-wide solution business. All of these companies need to add logistics components to these things and we very well could play roles in that in the future as well.

Eric Larson - Piper Jaffray - Analyst

Okay, great. Just a follow question — EBITDA, nine months, almost 16 million. Is there a good margin potential in this business as you scale up? I would assume that the scalability should drive on — this type of business should drive a pretty good margin. Is there room for improvement there?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Well, it certainly is our plan, as we enter in this business, so that we can leverage the margin. We need to learn a lot more about the business, but remember, as I said, long-term, this is a return-on-invested-capital story. That’s one of the things that attracted us into this part of the industry; we feel the return on capital could be higher long term than the existing SUPERVALU businesses. So, I just want to keep the focus on return on invested capital as well.

Operator

Ajay Jain from UBS is online with a question.

Ajay Jain - UBS Warburg - Analyst

Yes, good morning. You indicated that this acquisition would be slightly accretive in ’06, but you know, to date, I don’t think you’ve offered any preliminary guidance for fiscal ’06, so I was just wondering if you can comment on whether you had any plans on doing that when you report your third-quarter results next week, if you had any general comment on your plans for issuing preliminary ’06 guidance right now.

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Ajay, thanks, but as you know, you’re right; we have not issued any guidance and we’re going to limit this call today to just the items on the announcement yesterday, so we will be discussing obviously our third-quarter results next week. We have said that this acquisition will be slightly accretive next year. We have not given any guidance yet for next year, so until such time, we will hold with that statement.

Ajay Jain - UBS Warburg - Analyst

Okay, and I just had a follow-up question. Just in reviewing the financials for Total Logistics, it looks like there was a pretty dramatic swing in working capital recently, which the company attributed to a buildup in receivables for new distribution business. I know you mentioned, in the called earlier today, that one of the attractive aspects about Total Logistics is that it is not considered to be a capital-intensive business, but as it relates to this new deli distribution business that they mentioned in their filing. Can you just comment on the cash collections cycle, basically in terms of when you expect these negative working capital shifts from the past year to kind of reverse themselves?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Mike, do you want to comment on that, please?

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

Yes, I will. Thank you. There’s a standard collections process there in terms of that particular customer. The buildup in working capital really is the result of the inventory. That is more of an asset base; you do an asset-based deal from time to time and the organization is taking title to inventory there and reselling that inventory to the client. So            ,what you’re seeing is the investment in the inventory for that particular transaction. Obviously, when you negotiate a deal like that, you make sure you are compensated for a return on that capital that you have invested also, so that’s that particular transaction.

Ajay Jain - UBS Warburg - Analyst

Okay but there was — I guess just on the receivable side, there was a negative swing of about 20 million or so within the past nine months. Is there any time frame for when that would become cash flow positive, notwithstanding the upfront capital investment?

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

I don’t think — Pam, I don’t know if you have a comment on that — (Multiple Speakers).

Pam Knous - SUPERVALU - EVP, CFO

I guess I would. Yes, I would step in here. I would expect that, as long as that business is in place, that that level of working capital would be maintained, or there would be minor efficiencies in it. But as Mike said, that was part of the analysis that was done to support that. The profits from that business support that working capital investment.

Ajay Jain - UBS Warburg - Analyst

Okay, great. Just one last question — since you already have Advantage Logistics as a result of the acquisition, do you plan to have a separate reporting segment for third-party logistics services going forward, or will it be embedded within distribution?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

It will be embedded in distribution for now. We’ve made no long-term decisions on whether it will call for a separate segment, but it’s something that we would consider in the future.

Operator

Chuck Cerankosky from the Key/McDonald.

Chuck Cerankosky - Keybanc Capital Markets/McDonald - Analyst

Good morning, everyone, and congratulations on this! What are some of the IT strengths or technologies, software strengths that Total Logistics brings to this effort?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Mike, do you want to take that?

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

Yes. The operation here at TLC really is a hosting environment. They really host packages of the customers and run the customer applications on their systems. They do have a proprietary system that they’ve customized and they use for warehouse management services and so on when needed. It’s a very small IT shop, very effective in terms of how they operate. Actually, we’re just getting our IT people, our CIO people involved with their people at this point to explore some of those things, so it’s pretty early in the process to comment, Chuck, but they’ve been very efficient and very effective in terms meeting their customer needs from their IT shop.

Chuck Cerankosky - Keybanc Capital Markets/McDonald - Analyst

Okay. Also, in looking at their customers, I think Roundy’s is one of their customers. Do you anticipate or are you concerned about any attrition of TL’s customer base, and I guess Diageo is particularly large. Can you talk about that?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Mike, go ahead.

Mike Jackson - SUPERVALU - EVP, President & COO of Distribution

Thanks, Jeff. No, we’re not concerned, Chuck, but obviously any time there is a transition, we’re handling it very carefully. Myself and Bob Koerner have been out visiting customers about this transaction and making sure they are aware of it and what our strategy is and how the company will operate going forward. Quite frankly, for the customer base, there is no change. TLC is going to be the entity, the management stays the same, they continue to go to market in the same fashion. It’s just that they have a different parent company now than they had before. We’ve been getting a very good reception from the customers that I’ve spoken with thus far, and I don’t have any unusual concerns there.

Chuck Cerankosky - Keybanc Capital Markets/McDonald - Analyst

I know, Jeff, you and I have talked about it for years, who you might bring into the fold as logistics customers in terms of a big manufacturer. Are there any names on the list? You may probably don’t want to name anybody but do you think you could suddenly see new business flowing in the door once this merger closes?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

Well, I think TLC, under its own momentum, has been building business in the packaged-goods industry, and I would expect that — certainly we’re expecting TLC to continue that momentum. As I said earlier, I think the combination of the two companies — I think we can get in doors that maybe TLC hasn’t gotten in before, so yes, we expect some hopeful early wins. But their own momentum has been growing in that business very directly.

I will just make one other comment about your previous question that Mike answered. I think there’s a growing acceptance in the industry that size — to be effective in logistics, you’ve got to have size and scale wherever you can get it. I think there’s a growing acceptance that somebody like ourselves, even though we operate at retail and we compete at wholesale, for example against some of these companies — so I think there’s a growing acceptance that the size and scale is more important, in terms of logistics and supply-chain, than who is doing it. So I think we’re getting past that. I’m not saying we are not without those concerns, but if we felt that was a concern, we would not do this transaction.

Chuck Cerankosky - Keybanc Capital Markets/McDonald - Analyst

(indiscernible) you say as you make a proposal that lowers the customers’ costs because you have the scale, they’re going to think about that first?

Jeff Noddle - SUPERVALU - Chairman, President, CEO

That’s correct. There’s not a lot of, you know — the overall food industry is not growing, as you well know, but maybe 1 or 2 percent a year, so to freeze out savings in the economy, somebody is going to have to aggregate some of those logistics activities, and why not us?

Yolanda, I think I’ll turn it back to you.

Yolanda Scharton - SUPERVALU - Investor Contact

Alright, everyone, thanks for calling in today. I will be in my office if you have any further questions. We will talk to most of you next week when we host our third-quarter conference call on Tuesday. Thanks, and have a great day.

Operator

This concludes today’s teleconference. Thank you for participating. You may all disconnect.

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